FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

No. 18 Xinyuan Road

Zhengzhou, Henan 450011

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Departure of Executive Officer; Appointment of Executive Officer.

Effective March 7, 2008, Mr. Yao Wu resigned as Xinyuan Real Estate Co., Ltd.’s (the “Company”) Chief Operating Officer. The Board of Directors of the Company has accepted his resignation and has appointed, effective as of March 10, 2008, Ms. Yuyan Yang, as the Company’s new Chief Operating Officer. Ms. Yuyan Yang co-founded the Company in 1997 with Mr. Yong Zhang, the Company’s Chief Executive Officer and her spouse. She has more than 10 years’ experience in real estate operations and serves as a Director on the Company’s Board. Prior to her appointment as Chief Operating Officer, she served in the executive position as Assistant to the Chief Executive Officer, which position has been terminated by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: March 13, 2008

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